


SECU~~RITIES AND EXCHANGE COMMI~~SSION

06004628

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52879

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/05___ AND ENDING ___12/31/05___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Shoreline Pacific LLC**

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___99 Sugar Loof Drive___
(No. and Street)

___Tiburon___   ___CA___   ___94920___
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___Mr. Harlan P. Kleiman___   415-435-4260
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Rowbotham & Company LLP___
(Name – *if individual, state last, first, middle name*)

___101 Second Street, Suite 1200   San Francisco CA   94105___
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ Harlan P. Kleiman _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ Shoreline Pacific, LLC _____ , as of _____ December 31 _____ , 20 _05___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____ None _____

_____

_____

_____

Harlan P. Kleiman
Signature   2/27/06

Member
_____
Title

L. Von Wiedenfield
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SHORELINE PACIFIC, LLC

FINANCIAL STATEMENTS

For the Years Ended December 31, 2005 and 2004
With
Report of Independent Auditors



Rowbotham
& COMPANY LLP

TABLE OF CONTENTS





Rowbotham
& COMPANY LLP

ACCOUNTANTS &
CONSULTANTS

SAN FRANCISCO
PALO ALTO

Report of Independent Auditors

To the Member:

We have audited the accompanying statements of financial condition of Shoreline Pacific, LLC as of December 31, 2005 and 2004, and the related statements of operations, changes in member's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shoreline Pacific, LLC as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Rowbotham & Company LLP

San Francisco, California
February 17, 2006

101 SECOND STREET, SUITE 1200, SAN FRANCISCO, CA 94105   TEL (415) 433 - 1177   FAX (415) 433 - 1653
2465 EAST BAYSHORE ROAD, SUITE 302, PALO ALTO, CA 94303   TEL (650) 798 - 2402   FAX (415) 433 - 1653
WEBSITE: WWW.ROWBOTHAM.COM   E-MAIL - CONSULTING @ ROWBOTHAM.COM
Member; AICPA, PCAOB, and Polaris IA International, a worldwide network of accounting and consulting firms

SHORELINE PACIFIC, LLC

Oath of Corporate Officer
December 31, 2005

I affirm that to the best of my knowledge and belief the accompanying financial statements and supporting schedules are true and correct. I further affirm that neither the Company nor any member, proprietor, principal office or director has any proprietary interest in any account classified solely as that of a customer.

Harlan P. Kleiman
Shoreline Pacific, LLC

SHORELINE PACIFIC, LLC

Statements of Financial Condition
As of December 31, 2005 and 2004

Assets

	2005	2004
Cash	$130,321	$37,311
Accounts receivable	209,745	---
Other assets	1,308	178
Total assets	$341,374	$37,489

Liabilities and Member's Equity

	2005	2004
Accounts payable	$ 7,254	$ ---
Income taxes payable	1,700	6,800
Total liabilities	8,954	6,800
Member's equity	332,420	30,689
Total liabilities and member's equity	$341,374	$37,489

The accompanying notes are an integral part of these financial statements.

SHORELINE PACIFIC, LLC

Statements of Operations
For the Years Ended December 31, 2005 and 2004

	2005	2004
Fees	$275,221	$3,025,233
Expenses:		
General and administrative	86,790	2,362,597
Income taxes	1,700	6,800
Total expenses	88,490	2,369,397
Net income (loss)	$186,731	$ 655,836

The accompanying notes are an integral part of these financial statements.

SHORELINE PACIFIC, LLC

Statements of Changes in Member's Equity
For the Years Ended December 31, 2005 and 2004

	Member's Equity
Balance at January 1, 2004	$ 9,853
Withdrawals	(635,000)
Net income	655,836
Balance at December 31, 2004	30,689
Contributions	175,000
Withdrawals	(60,000)
Net income	186,731
Balance at December 31, 2005	$ 332,420

The accompanying notes are an integral part of these financial statements.

5

SHORELINE PACIFIC, LLC

Statements of Cash Flows
For the Years Ended December 31, 2005 and 2004

	2005	2004
Cash flows from operating activities:		
Net income	$ 186,731	$ 655,836
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Accounts receivable	(209,745)	---
Other assets	(1,130)	1,525
Accounts payable	7,254	(1,500)
Income taxes payable	(5,100)	3,500
Net cash provided by (used in) operating activities	(21,990)	659,361
Cash flows from financing activities:		
Contributions	175,000	---
Withdrawals	(60,000)	(635,000)
Net cash provided by (used in) financing activities	115,000	(635,000)
Net increase in cash	93,010	24,361
Cash:		
At the beginning of the year	37,311	12,950
At the end of the year	$ 130,321	$ 37,311

The accompanying notes are an integral part of these financial statements.

1. **Summary of Significant Accounting Policies**

   General - Shoreline Pacific, LLC is a limited liability company established in August 2000. The last date on which Shoreline Pacific, LLC is to dissolve is December 31, 2045. On April 3, 2001, the National Association of Securities Dealers, Inc. approved Shoreline Pacific, LLC's membership. Shoreline Pacific, LLC will be providing financing and financial advisory services to public companies. Shoreline Pacific, LLC will not hold customer funds or safekeep customer securities.

   Basis of accounting - The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States of America on the accrual basis of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Revenue Recognition - Shoreline Pacific, LLC's revenues are recognized when earned.

   Expense Recognition - Shoreline Pacific, LLC's expenses are charged to expense as incurred.

   Income Taxes - Shoreline Pacific, LLC is treated as a partnership for federal and state income tax purposes. Consequently, no provision has been made for federal or state income taxes, since these taxes are the responsibility of the member.

   Concentration of Credit Risk - Financial instruments that potentially subject Shoreline Pacific, LLC to a concentration of credit risk principally consist of cash and accounts receivable.

   Shoreline Pacific, LLC had cash in excess of federally insured limits of $30,321 at December 31, 2005.

   Shoreline Pacific, LLC had one customer that comprises 100% of total accounts receivable at December 31, 2005.

   For the year ended December 31, 2005 approximately 73% and 27% of fees were from two customers. For the year ended December 31, 2004 approximately 56%, 25%, and 16% of fees were from three customers.

   Comprehensive Loss - Shoreline Pacific, LLC has adopted the provisions to SFAS No. 130, "Comprehensive Income." SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components for general purpose financial statements. For all periods presented, there were no differences between net loss and comprehensive loss.

Notes to the Financial Statements
For the Years Ended December 31, 2004 and 2003

2. **Related Party Transactions**

During 2005 and 2004, Shoreline Pacific, LLC distributed $60,000 and $635,000 to its member.

During 2005, Shoreline Pacific, LLC received $175,000 from its member.

3. **Net Capital Requirements**

Shoreline Pacific, LLC is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to capital, both as defined, shall not exceed 15 to 1. At December 31, 2005 and 2004, Shoreline Pacific, LLC had net capital of $121,367 and $30,511. Net capital is $116,367 and $25,511 in excess of its required net capital of $5,000. At December 31, 2005 and 2004, Shoreline Pacific, LLC's ratio of aggregated indebtedness to net capital was 0.07 to 1 and 0.22 to 1.

Supplementary Information

 

Rowbotham
& COMPANY LLP

ACCOUNTANTS &
CONSULTANTS

SAN FRANCISCO
PALO ALTO

Report of Independent Auditors on Supplementary Information

To the Member:

We have audited the accompanying financial statements of Shoreline Pacific, LLC as of and for the year ended December 31, 2005, and have issued our report thereon dated February 17, 2006. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in the following pages are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplementary information contained in the following page has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Rowbotham & Company LLP

San Francisco, California
February 17, 2006

101 SECOND STREET, SUITE 1200, SAN FRANCISCO, CA 94105   TEL (415) 433 - 1177   FAX (415) 433 - 1653
2465 EAST BAYSHORE ROAD, SUITE 302, PALO ALTO, CA 94303   TEL (650) 798 - 2402 FAX (415) 433 - 1653
WEBSITE: WWW.ROWBOTHAM.COM   E-MAIL - CONSULTING @ ROWBOTHAM.COM
Member; AICPA, PCAOB, and Polaris IA International, a worldwide network of accounting and consulting firms

SHORELINE PACIFIC, LLC

Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2005

Net Capital

Total member's equity from statement of financial condition	$ 332,420
Deduct member's equity not allowed for net capital	---
Total member's equity qualified for net capital	332,420
Add:	
Liabilities subordinated to claims of general creditors allowable in computation of net capital	---
Other (deductions) or allowable credits	---
Total capital and allowable subordinated liabilities	332,420
Deductions and/or charges:	
Total nonallowable assets from statement of financial condition	(211,053)
Secured demand note deficiency	---
Commodity futures contracts and spot commodities – proprietary capital charges	---
Other deductions and/or charges	---
Other additions and/or credits	---
Net capital before haircuts on securities position	121,367
Haircuts on securities:	
Contractual securities commitments	---
Subordinated securities borrowings	---
Trading and investment securities	---
Undue concentration	---
Other	---
Net capital	$121,367
Minimum net capital required (6-2/3% of total aggregated indebtedness)	$597
Minimum dollar net capital required	$5,000
Net capital requirement (greater of minimum net capital required or minimum dollar net capital required)	$5,000
Excess net capital	$116,367
Excess capital at 1000%	$120,472

Aggregate Indebtedness

Total liabilities from statement of financial condition	$8,954
Less non-aggregate indebtedness	---
Total aggregated indebtedness	$8,954
Ratio: Aggregated indebtedness to net capital	0.07 to 1

11

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2005

Shoreline Pacific, LLC has no reserve requirements as of December 31, 2005, under Rule 15c3-3.

SHORELINE PACIFIC, LLC

**Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission**
As of December 31, 2005

Shoreline Pacific, LLC is in compliance with provisions of Rule 15c3-3(b), 15c3-3(c), and 15c3-3(d) at December 31, 2005.

Reconciliation Pursuant to Rule 17a-5(d)(4) of the Securities and Exchange Commission
As of December 31, 2005

Reconciliation of differences between Computation of Net Capital as filed by Shoreline Pacific, LLC in Part IIA and computation contained in supplementary information to the financial statements:

Net capital as reported by Shoreline Pacific, LLC in Part IIA	$127,367
Differences:	
Audit adjustment to correct provision for income taxes	(1,700)
Audit adjust to correct accounts payable	(4,300)
Net capital as reported in the financial statements	$121,367



Rowbotham
& COMPANY LLP



ACCOUNTANTS &
CONSULTANTS

SAN FRANCISCO
PALO ALTO

Report of Independent Auditors on Internal Control

To the Member:

In planning and performing our audit of the financial statements and supplementary schedules of Shoreline Pacific, LLC, for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Shoreline Pacific, LLC including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or performs custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of Shoreline Pacific, LLC is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

15

101 SECOND STREET, SUITE 1200, SAN FRANCISCO, CA 94105   TEL (415) 433 - 1177   FAX (415) 433 - 1653
2465 EAST BAYSHORE ROAD, SUITE 302, PALO ALTO, CA 94303   TEL (650) 798 - 2402 FAX (415) 433 - 1653
WEBSITE: WWW.ROWBOTHAM.COM   E-MAIL - CONSULTING @ ROWBOTHAM.COM
Member; AICPA, PCAOB, and Polaris IA International, a worldwide network of accounting and consulting firms

The Member
Page 2

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Shoreline Pacific, LLC's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rowbotham & Company LLP

San Francisco, California
February 17, 2006

16

Rowbotham
& COMPANY LLP